Exhibit 97
U.S. BANCORP
INCENTIVE-BASED COMPENSATION RECOVERY POLICY
dated as of December 1, 2023

1.Purpose. This U.S. Bancorp Incentive Compensation Recovery Policy (this “Policy”) applies to U.S. Bancorp (the “Company”) and its subsidiaries and is designed to implement a mandatory incentive-based compensation recovery policy in compliance with applicable U.S. Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”) rules.
2.Administration. This Policy shall be administered in the sole discretion of the Compensation and Human Resources Committee (the “Committee”) of the Company’s Board of Directors (the “Board”). The Committee shall have the discretion to interpret the Policy and make all determinations with respect to this Policy, consistent with applicable law and this Policy. Any interpretations and determinations made by the Committee shall be final and binding on all affected individuals. Without limiting the foregoing, this Policy shall be interpreted in a manner that is consistent with the requirements of the Applicable Rules, and compliance with this Policy shall not be waived by the Committee, the Board or the Company in any respect. Subject to any limitation under the Applicable Rules, the Committee may authorize and empower any officer or employee of the Company or its subsidiaries to take any and all actions necessary or appropriate to carry out the purposes and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
3.Defined Terms. The following capitalized terms used in this Policy have the following meanings:

(a)“Applicable Rules” means Section 10D of the Securities Exchange Act of 1934, as amended, and Rule 10D-1 promulgated thereunder and Section 303A.14 of the NYSE Listed Company Manual.
(b)“Accounting Restatement” means an accounting restatement required to be prepared by the Company due to a material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
(c)“Effective Date” means October 2, 2023, which is the effective date of the Applicable Rules.
(d)“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.

(e)“Executive Officer” means any person who is or was designated by the Board as an “executive officer” of the Company as set forth in Section 303A.14 of the NYSE Listed Company Manual and under applicable SEC rules.
(f)“Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.
(g)“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure.
(h)“Received” means, with respect to any Incentive-Based Compensation, actual or deemed receipt and any Incentive-Based Compensation shall be deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
(i)“Recovery Period” means, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.
(j)“Restatement Date” means the date on which the Company is required to prepare an Accounting Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) a date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
4.Recovery of Erroneously Awarded Compensation. In the event of an Accounting Restatement, the Company shall reasonably promptly recover from an Executive Officer the amount of any Erroneously Awarded Compensation that is Received by such Executive Officer during the Recovery Period. The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Committee, is the amount of Incentive-Based Compensation Received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that would have been Received by the Executive Officer had it been determined based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer; provided, however, that for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement: (i) the amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting

Restatement on the Company’s stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and (ii) the Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.
5.Coverage and Application. This Policy covers all persons who are Executive Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received or during the performance period applicable to such Incentive-Based Compensation. Incentive-Based Compensation shall not be recovered under this Policy to the extent Received by any person before the date the person served as an Executive Officer. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Policy.
This Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date and that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date.
Recovery of any Erroneously Awarded Compensation under this Policy is not dependent on fraud or misconduct by any Executive Officer in connection with a Restatement.
6.Methods of Recovery; Limited Exceptions. The Committee shall determine, in its sole discretion, the method of recovering any Erroneously Awarded Compensation pursuant to this Policy, consistent with applicable law. In the event of an Accounting Restatement contemplated by this Policy, to the extent permitted by applicable law, the Company shall, as determined by the Committee in its sole discretion, take any such actions as it deems necessary or appropriate to recover Erroneously Awarded Compensation. The actions may include, without limitation (and as applicable):

(a)forfeit, reduce or cancel any Erroneously Awarded Compensation (whether vested or unvested) that has not been distributed or otherwise settled;
(b)seek recovery of any Erroneously Awarded Compensation that was previously paid to the Executive Officer;
(c)seek recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Erroneously Awarded Compensation;
(d)recoup any amount in respect of Erroneously Awarded Compensation that was contributed or deferred to a plan that takes into account Erroneously Awarded Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, and supplemental executive retirement plans, and insurance plans) and any earnings accrued on such Erroneously Awarded Compensation;

(e)offset, withhold or eliminate any compensation that could be paid or awarded to the Executive Officer after the date of determination; and
(f)take any other remedial and recovery action permitted by law, as determined by the Committee.
In addition, in the event that an Executive Officer fails to repay or reimburse Erroneously Awarded Compensation that is subject to recovery, the Committee may require such individual to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering Erroneously Awarded Compensation under this Policy.
No recovery shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:

(a)the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to the NYSE;
(b)recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such violation, and (ii) provide a copy of such opinion to the NYSE; or
(c)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations promulgated thereunder.
7.Reporting; Disclosure; Monitoring. The Company shall make all required disclosures and filings with the SEC and NYSE with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including the disclosures required in connection with SEC filings.
8.No Substitution of Rights; Non-Exhaustive Rights. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company under any similar policy, or any compensatory or employment agreement, plan or arrangement or any other legal remedies available to the Company under applicable law. This Policy shall not limit the rights of the Company to take any other actions or pursue other remedies that the Company may deem appropriate under the circumstances and under applicable law.

9.No Indemnification. As required under Applicable Rules relating to this Policy, the Company shall not indemnify any current or former Executive Officer against the loss of erroneously awarded compensation and shall not pay or reimburse any Executive Officer for premiums incurred or paid for any insurance policy to fund such Executive Officer’s potential recovery obligations.
10.Amendment. The Board or the Committee may amend this Policy from time to time in its discretion, subject to any limitations under applicable law or listing standards, including the Applicable Rules.
11.Governing Law. This Policy and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Applicable Rules, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to choice of law principles.

12.Severability. If any provision of this Policy shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Policy, but this Policy shall be construed and enforced as if the illegal or invalid provision had never been included in this Policy.

13.Acknowledgement. Each Executive Officer shall sign and return to the Company an acknowledgement in the form attached hereto as Exhibit A pursuant to which the Executive Officer agrees to be bound by, and comply with, the terms and conditions of this Policy.

Exhibit A

Attestation and Acknowledgement of
U.S. Bancorp Incentive-Based Compensation Recovery Policy

By my signature below, I acknowledge and agree that:

•I have received and read the U.S. Bancorp Incentive-Based Compensation Recovery Policy; and

•I hereby agree to abide by all of the terms of such Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with such Policy.

Signature: _____________________________________

Printed Name: _________________________________

Date: _________________________________________